UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For November 26, 2002



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 26, 2002  -  Holding(s) in Company




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

     BUNZL PLC

2.   Name of shareholder having a major interest

     FIDELITY MANAGEMENT & RESEARCH COMPANY AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FEDILITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     NOMINEE/REGISTERED NAME                         MANAGEMENT      SHARES HELD
                                                      COMPANY
     STATE STREET NOMINEE LTD                           FMTC         44,500
     LLOYDS BANK NOMINEES LTD                           FMTC         234,100
     BROWN BROTHERS HARRIMAN                            FMTC         10,900
     NORTHERN TRUST                                     FMTC         58,700
     STATE STREET BANK & TRUST                          FMTC         37,300
     NATIONAL CITIES                                    FMTC         59,300
     CLYDESDALE BANK (HEAD OFFICE) NOMINEES LTD         FISL         1,335,267
     CHASE MANHATTAN BANK LONDON                        FISL         13,600
     CITIBANK                                           FPM         156,600
     BT GLOBENET NOMINEES LTD                           FPM         35,800
     MSS NOMINEES LTD                                   FPM         155,700
     BANKERS TRUST                                      FPM         1,358,721
     CHASE NOMINEES LTD                                 FPM         1,227,222
     HSBC CLIENT HOLDINGS NOMINEE (UK) LTD              FPM         278,700
     MELLON NOMINEES LTD                                FPM         44,900
     CREDIT SUISSE FST BOS ZURICH                       FPM         7,500
     BANK OF NEW YORK LONDON                            FPM         115,500
     MSS NOMINEES LTD                                   FIL         198,810
     NORTRUST NOMINEES LTD                              FIL         918,000
     BANKERS TRUST                                      FIL         547,672
     BT GLOBENET NOMINEES LTD                           FIL         208,200
     STATE STREET NOMINEES LTD                          FIL         307,700
     MORGAN STANLEY                                     FIL         268,493
     RBS TRUST BANK                                     FIL         1,028,069
     NORTHERN TRUST                                     FIL         1,159,051
     BANK OF NEW YORK EUROPE                            FIL         477,150
     CITIBANK                                           FIL         175,300
     CHASE MANHATTAN BANK LONDON                        FIL         641,206
     BANK OF NEW YORK LONDON                            FIL         1,163,322
     CHASE NOMINEES LTD                                 FIL         94,401
     DEUTCHE BANK                                       FIL         28,200
     J P MORGAN                                         FIL         354,700
     STATE STREET BANK & TRUST                          FIL         524,130
     MELLON NOMINEES LTD                                FIL         39,500
     BANK OF NEW YORK BRUSSELS                          FIL         489,764
     NATIONAL AUSTRALIA BANK                            FIL         7,400
     PICG                                               FIL         5,400
     CHASE MANHATTAN BANK AG FRANKFURT                  FIL         20,200

     TOTAL                                                          13,830,978

5.   Number of shares / amount of stock acquired

     N/A

6.   Percentage of issued class

     N/A

7.   Number of shares / amount of stock disposed

     70,392 (SINCE LAST NOTIFICATION)

8.   Percentage of issued class

     0.015%

9.   Class of security

     ORDINARY SHARES OF 25P

10.  Date of transaction

     22 NOVEMBER 2002

11.  Date company informed

     26 NOVEMBER 2002

12.  Total holding following this notification

     13,830,978

13.  Total percentage holding of issued class following this notification

     2.98%

14.  Any additional information

     N/A

15.  Name of contact and telephone number for queries

     MRS C MEYER - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

     MR P N HUSSEY, COMPANY SECRETARY & GROUP LEGAL ADVISER


Date of notification

26 NOVEMBER 2002



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 26, 2002                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman